September 19, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

       Re: Diginex Ltd
           Registration Statement on Form F-1
           Filed on September 10, 2024
           File No. 333-282027
Dear Mark Blick:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 30, 2024 letter.

Form F-1 filed on September 10, 2024
Corporate History
The Restructuring, page 32

1. We note "any unvested share options will automatically vest upon completion of this
       Offering." Disclose here, in MD&A, and elsewhere as applicable, the total amount of compensation expense that will be reported as a result of the acceleration of the vesting and advise us.
2. We note on August 7, 2024, Rhino Ventures Limited transferred 2,992,180 Ordinary
       Shares to certain persons. Please explain to us the facts and circumstances of this transfer.
       Identify the persons and tell us of any relationships they may have with the Company.
 September 19, 2024
Page 2

3. Regarding the agreement with RVL to convert up to $3 million of its loan to DSL into
       Ordinary Shares upon the pricing of the Offering, clarify on page 33 if this is in addition to the automatic conversion of the convertible loan notes in ordinary shares disclosed on page 32.
Capitalization and Indebtedness, page 36

4. We note your disclosure of the Reorganization on pages 32-34. Give effect to the
       Ancillary Transactions and the other associated transactions such as the automatic conversion of the convertible loan notes, that have or will have an impact the Company's capitalization, in a separate pro forma column following the information presented on an actual basis. This should be followed by a pro forma as adjusted column that only gives effect to the offering.
Dilution, page 36

5. Please provide us your calculation of pro forma net tangible book value of Diginex
       Limited as of March 31, 2024 of approximately negative $1.1 million. Financial Statements
27. Subsequent Events, page F-42

6. Regarding the $8.0 million capital raise with Rhino Venture, disclose how you accounted for the 5,086 ordinary shares and 10,172 warrants issued to Rhino Venture and advise
       us. Specifically indicate the fair value of the issuances and the resulting impact on your results of operations. Explain to us how your valuations relate to the anticipated IPO price per share.
7. We note 368,826 employee share options were issued on July 31, 2024. Disclose and tell us the fair value of these options and the impact of this issuance on your results of operations. Also, explain to us how your fair value determination relates to the anticipated value of a share in your IPO.
       Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   James A. Prestiano, Esq.